UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 0-21231

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Matrix Bancorp, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, Colorado 80202

REQUIRED INFORMATION

The Matrix Bancorp, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the audited financial statements prepared in accordance with the instructions to Form 11-K are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2007

Matrix Bancorp, Inc., 401(k) Plan

By:	/s/ Scot T. Wetzel
President and Chief Executive Officer

Exhibit Index

The following exhibits are filed herewith:

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm
99.1	Financial Statements